UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2024 (Report No. 2)

Commission file number: 001-41387

SaverOne 2014 Ltd.

(Translation of registrant’s name into English)

Em Hamoshavot Rd. 94

Petah Tikvah, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

This Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-274455) and Form F-3 (File No. 333-274458, 333-263338 and 333-269260), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

CONTENTS

As previously reported by SaverOne 2014 Ltd. (the “Company”), effective October 28, 2024, the Company implemented a change in the ratio of its American Depositary Shares (“ADSs”) from one (1) ADS representing five (5) ordinary shares to one (1) ADS representing ninety (90) ordinary shares, in order to regain compliance with a minimum bid price of $1.00 per share for continued listing on the Nasdaq Capital Market (“Nasdaq”), as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Rule”).

The Company previously reported that on May 17, 2024, the Company received notice from Nasdaq that its ADSs failed to maintain a minimum bid price of $1.00 over the previous 30 consecutive business days as required by the Listing the Minimum Bid Rule. The Company was provided 180 calendar days, or until November 13, 2024, to regain compliance with the Minimum Bid Rule. To regain compliance with the Rule, the Company’s ADSs needed to maintain a minimum closing bid price of $1.00 or more for at least 10 consecutive business days.

On November 12, 2024, the Company received notice from Nasdaq that for the preceding10 consecutive business days, from October 28 to November 11, 2024, the closing bid price of the Company’s ADSs has been at $1.00 per share or greater. Accordingly, the Company has regained compliance with the Minimum Bid Price Rule, and this matter is now closed.

On November 13, 2024 the Company issued a press release announcing that it regained compliance with the Minimum Bid Rule. A copy of the press release is attached hereto as Exhibit 99.1.

Exhibit No.	Description
99.1	Press Release dated November 13, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2024	SAVERONE 2014 LTD.

	By:	/s/ Ori Gilboa
	Name:	Ori Gilboa
	Title:	Chief Executive Officer

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